Exhibit 3.4

AMENDMENT TO FIRST AMENDED BYLAWS

COAST RESORTS, INC.

Article II Section 1 of the First Amended Bylaws of the Company was amended to read as follows:

Section 1. The Board of Directors of the corporation shall consist of at least three (3) Directors and no more than Thirteen (13) Directors. Subject to the foregoing minimum and maximum, and subject to the rights of the holders of one or more series of Preferred Stock to elect one or more Directors under specified circumstances, the number of Directors shall be subject to determination and change from time to time by duly adopted resolutions of the Board of Directors; provided however, that the total number of Directors, including any Directors to be elected by holders of Preferred Stock under specified circumstances, shall not exceed 13 Directors; further provided that the number of Directors shall at all times be such that at least one-fourth in number shall be elected annually taking into consideration the provisions of Article VI of the corporation’s Articles of Incorporation and Section 2 below.